Algonquin Power & Utilities Corp. and American Electric Power Mutually Agree to Terminate Kentucky Power Transaction
Oakville, Ontario – April 17, 2023 - Algonquin Power & Utilities Corp. (TSX: AQN, NYSE: AQN) (“AQN” or the “Company”) announced today that Liberty Utilities Co. (“Liberty”), an indirect subsidiary of AQN, has mutually agreed with American Electric Power (NASDAQ: AEP) (“AEP”) to terminate the stock purchase agreement regarding Kentucky Power Company and AEP Kentucky Transmission Company, Inc. (the “Transaction”).
“After careful consideration, and in light of the evolving macro environment, our Board of Directors and management team have determined that continuing with the Transaction is not in the best interest of the Company. We therefore engaged with AEP and mutually agreed to terminate the Transaction,” said Arun Banskota, President and Chief Executive Officer of AQN. “I would like to thank the teams who have worked tirelessly throughout this entire process. Looking forward, AQN remains supported by a high-quality asset base, a strong balance sheet, and is well-positioned to deliver sustainable, long-term growth, capitalize on the energy transition and create value for shareholders.”
AQN Reaffirms 2023 Outlook and Schedules Earnings Call
AQN’s previously-disclosed estimate of Adjusted Net Earnings per common share for the 2023 fiscal year within a range of $0.55 to $0.61 remains unchanged (see "Non-GAAP Measures" below).
AQN expects to release its first quarter 2023 financial results on Thursday, May 11, 2023, before market open. There will be a corresponding conference call at 8:30 a.m. eastern time, hosted by President and Chief Executive Officer, Arun Banskota, and Chief Financial Officer, Darren Myers.
AQN Posts Additional Information on Investor Website
AQN has prepared a list of “Frequently Asked Questions” in connection with the termination of the agreement, which can be found on the investor relations section of its website [here].
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility with over $17 billion of total assets. Through its two business groups, the Regulated Services Group and the Renewable Energy Group, AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of electric generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN is a global leader in renewable energy through its portfolio of long-term contracted wind, solar, and hydroelectric generating facilities, together with its pipeline of renewable energy development projects. AQN owns, operates, and/or has net interests in over 4 GW of installed renewable energy capacity. AQN's common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares, Series 2018-A subordinated notes, Series 2019-A subordinated notes and equity units are listed on the New York Stock Exchange under the symbols AQN, AQNA, AQNB, and AQNU, respectively. Visit AQN at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.

Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute ''forward-looking information'' within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and ''forward-looking statements'' within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ''forward-looking statements"). The words "will", "expects" and "estimates" (including grammatical variations of such terms) and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include, but are not limited to, statements regarding: the expected performance, strategy and growth of AQN; and AQN’s estimated 2023 Adjusted Net Earnings per common share. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Forward-looking information contained herein (including any financial outlook) is provided for the purposes of assisting in understanding the Company and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods indicated and to present information about management's current expectations and plans relating to the future and such information may not be appropriate for other purposes. Material risk factors and assumptions include those set out in AQN's Management Discussion & Analysis for the three and twelve months ended December 31, 2022 (the “Annual MD&A”) and Annual Information Form for the year ended December 31, 2022, each of which is available on SEDAR and EDGAR. In addition, AQN's estimate for 2023 Adjusted Net Earnings per common share set out above is based on, and should be read in conjunction with, the assumptions set out under "Outlook – Estimated 2023 Adjusted Net Earnings Per Common Share" and "Caution Concerning Forward-Looking Statements and Forward-Looking Information" in the Annual MD&A.
Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.
Non-GAAP Measures
AQN uses a number of financial measures to assess the performance of its business lines. Some measures are calculated in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), while other measures do not have a standardized meaning under U.S. GAAP. These non-GAAP measures include non-GAAP financial measures and non-GAAP ratios, each as defined in Canadian National Instrument 52-112 — Non-GAAP and Other Financial Measures Disclosure. AQN's method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies.
The term "Adjusted Net Earnings", which is used in this news release, is a non-GAAP financial measure. An explanation of "Adjusted Net Earnings" can be found in the section entitled "Caution Concerning Non-GAAP Measures" in the Annual MD&A, which section is incorporated by reference into this news release. In addition, "Adjusted Net Earnings" is presented in this news release on a per common share basis. Adjusted Net Earnings per common share is a non-GAAP ratio and is calculated by dividing Adjusted Net Earnings by the weighted average number of common shares outstanding during the applicable period. The Company’s estimated 2023 Adjusted Net Earnings per common share is calculated excluding the impact of gains or losses from asset dispositions, but is otherwise calculated in a manner consistent with the description set out under "Caution Concerning Non-GAAP Measures – Adjusted Net Earnings" in the Annual MD&A.
AQN does not provide reconciliations for forward-looking non-GAAP financial measures as AQN is unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort. This is due to the inherent difficulty of forecasting the timing or amount of various events that have not yet occurred, are out of AQN's control and/or cannot be reasonably predicted, and that would impact the most directly comparable forward-looking U.S. GAAP financial measure. For these same reasons, AQN is unable to address the probable significance of the unavailable information. Forward-looking non-GAAP financial measures may vary materially from the corresponding U.S. GAAP financial measures.
Algonquin Power & Utilities Corp. Contacts:
Brian Chin
Vice President, Investor Relations
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Stephanie Bose
Director, Corporate Communications
E-mail: Corprorate.Communications@libertyutilities.com
Telephone: (905) 465-4500